[redacted]

08028562

SECURI ION
Washington, D.C. 20549

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AB
3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe (City) MI (State) 48230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty 313-393-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, MI 48080
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Kirk Haggarty
Signature

Managing Director
Title

BONNIE SOMERVILLE
Notary Public, Macomb County, MI
My Commission Expires 09-17-2008

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GHD Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2007 And 2006

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 25, 2008

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 And 2006

	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 461,544	$ 384,725
Accounts receivable	954,819	70,000
Investments	200,278	238,526
Prepaid expenses	53,069	40,078
Deposits	-	1,559
Total Current Assets	1,669,710	734,888
Property And Equipment:		
Computer equipment	76,910	66,942
Furniture and fixtures	126,057	124,751
Leasehold improvements	58,829	48,206
Total	261,796	239,899
Less: Accumulated depreciation	118,260	91,267
Net Property And Equipment	143,536	148,632
Other Assets -		
Deposits	8,870	9,189
	$1,822,116	$ 892,709
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 14,979	$ 23,028
Accrued expenses	227,346	236,715
Notes payable	48,440	48,440
Total Current Liabilities	290,765	308,183
Shareholders' Equity:		
Common stock	150,682	133,146
Paid-in capital	11,993	11,993
Retained earnings	1,368,676	439,387
Total Shareholders' Equity	1,531,351	584,526
	$1,822,116	$ 892,709

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2007 And 2006

	2007	2006
Revenues Earned	$ 9,627,834	$ 4,281,474
Operating Expenses - Net Of Client Reimbursements	8,716,073	4,209,381
Operating Income	911,761	72,093
Other Income (Expense) - Net	37,114	(20,425)
Net Income	$ 948,875	$ 51,668

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2007 And 2006

	2007	2006
Common Stock:		
Beginning Balance	$ 133,146	$ 133,146
Issuance Of Common Stock	17,536	-
Ending Balance	150,682	133,146
Paid-In Capital -		
Beginning And Ending Balance	11,993	11,993
Retained Earnings:		
Beginning Balance	439,387	417,425
Net Income	948,875	51,668
Shareholder Distributions	(19,586)	(29,706)
Ending Balance	1,368,676	439,387
Total Shareholders' Equity	$ 1,531,351	$ 584,526

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2007 And 2006

	2007	2006
Cash Flows From Operating Activities:		
Net income	$ 948,875	$ 51,668
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	32,189	39,158
Loss on disposal of fixed assets	3,365	20,991
(Increase) decrease in:		
Accounts receivable	(884,819)	176,189
Prepaid expenses	(12,991)	(14,791)
Deposits	1,879	-
Increase (decrease) in:		
Accounts payable	(8,050)	12,648
Accrued expenses	(9,369)	(100,160)
Net Cash Provided By Operating Activities	71,079	185,703
Cash Flows From Investing Activities:		
Purchase of fixed assets	(30,458)	(40,922)
Proceeds from sale of fixed assets	-	7,767
Sales (purchases) of investments - net	38,248	36,732
Net Cash Provided By Investing Activities	7,790	3,577
Cash Flows From Financing Activities:		
Payments on debt	-	(31,741)
Common stock issued	17,536	-
Shareholder distributions	(19,586)	(29,706)
Net Cash Used By Financing Activities	(2,050)	(61,447)
Net Increase In Cash And Cash Equivalents	76,819	127,833
Cash And Cash Equivalents At Beginning Of Year	384,725	256,892
Cash And Cash Equivalents At End Of Year	$ 461,544	$ 384,725

Supplemental Disclosures Of Cash Flow Information -
Cash paid during the year for -

	2007	2006
Interest	$ 3,942	$ 793
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation with offices in Grosse Pointe, Michigan and Columbus, Ohio. The Company provides investment banking, trading, and wealth management services via comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, services and retail.

Cash And Cash Equivalents
For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company also invests excess cash in money market accounts with a national brokerage firm. See Note 2 for details.

Concentration Of Credit Risk
The Company maintains cash balances at various financial institutions located in the midwest. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2007, the Company had $854,965 of uninsured cash on deposit with these institutions.

The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral.

Accounts Receivable
The Company uses the reserve method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. At December 31, 2007 and 2006, all accounts were believed to be collectible. No reserve was therefore deemed necessary.

Property And Equipment
Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Amortization of assets acquired under a capital lease is computed under the same method as depreciation.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

Advertising Costs

Advertising costs are expensed as incurred.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Note 2 - INVESTMENTS

The Company's securities investments, that are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition in current assets, with the change in fair value during the year included in operations.

Investments include equity securities and money market funds and are summarized as follows at December 31, 2007 and 2006:

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006

Note 2 - INVESTMENTS (CONTINUED)

	2007	2006
Trading Securities:		
Equities:		
Equities, at cost	$ -	$ 83,145
Gross unrealized losses	-	(11,210)
Total equity securities at fair market value	$ -	$ 71,935
Short equity positions:		
Short equity positions, at cost	$ (2,200)	$ (115,312)
Gross unrealized gains/losses	150	(493)
Total short equity positions at fair market value	$ (2,050)	$ (115,805)
Total Trading Securities	$ (2,050)	$ (43,870)
Cash And Equivalents Held For Investment - Money market funds	$ 202,328	$ 282,396
Total Investments At Fair Market Value	$ 200,278	$ 238,526

The following is a summary of investment earnings recognized in income during the years ended December 31, 2007 and 2006:

	2007	2006
Trading Securities:		
Interest and dividends	$ 16,637	$ 17,012
Realized gains (losses) - net	45,149	48,600
Unrealized gains (losses) - net	10,546	4,831
Net investment income	$ 72,332	$ 70,443

Note 3 - NOTES PAYABLE

	2007	2006
Note payable due on demand; uncollateralized; interest payable at 6%.	$ 48,440	$ 48,440

In January 2008, the Company paid the principal balance of $48,440 and the accrued interest of $9,884.

Note 4 - COMMON STOCK

60,000 shares authorized; 10,265 and 9,965 shares issued and outstanding at December 31, 2007 and 2006.

During 2007, 300 shares were issued to new shareholders for cash totaling $17,536. In addition, a shareholder transferred 457 shares to other shareholders based on a pro rata basis for equivalent consideration.

Note 5 - QUALIFIED RETIREMENT PLANS

The Company has a Profit Sharing Plan for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may elect to contribute to the Plan at the discretion of the Board of Directors. The Company's contribution for the years ended December 31, 2007 and 2006 were $217,462 and $153,985, respectively.

The Company also has a Cash Balance Pension Plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Company's contributions to the plan for the years ended December 31, 2007 and 2006 were $61,620 and $191,041, respectively. The Board of Directors elected to terminate the Cash Balance Plan in 2007 and has frozen all future benefit accruals. The Company is waiting for Internal Revenue Service and Pension Benefit Guaranty Corporation approval for the termination of the plan. At that time, should the market value of the plan assets be less than the present value of the accumulated plan benefits due to a decline in the value of the plan assets, the Company would be liable for any shortage.

Note 5 - QUALIFIED RETIREMENT PLANS (CONTINUED)

The following is the reconciliation of the accumulated plan benefits and the value of plan assets for the Cash Balance Plan as of December 31, 2007 in accordance with FASB 35:

Present Value Of Accumulated Plan Benefits:	
Interest Rate	4.85%
Vested Participants:	
Active participants	$ 661,407
Deferred vested benefits	1,175
Total Vested Benefits	662,582
Nonvested Benefits	-
Total Present Value	$ 662,582
Market Value Of Assets	$ 678,202
Present Value As Of January 1, 2007	$ 573,162
Increase (Decrease) Attributable To:	
Due to passage of time	27,798
Additional benefits accumulated	61,622
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	-
Total Increase	89,420
Present Value As Of December 31, 2007	$ 662,582

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 And 2006

Note 6 - RELATED PARTIES

The Company leases office space from a Michigan LLC, whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. The property is being leased at various rates expiring June 30, 2008. The 2007 and 2006 rental costs for this property were $164,606 and $158,368, respectively, and are included in the schedule of operations - investment banking.

Note 7 - LEASES

The Company is leasing various office and computer equipment, furniture, and office space under leases expiring at various dates through January, 2010. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2007 for each of the next four years and in the aggregate are:

Year Ended December 31, 2008	$ 108,850
2009	30,962
2010	3,571
2011	789
Total minimum future rental payments	$ 144,172

Note 8 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company which is $100,000. At December 31, 2007 net capital was $368,320 which was $268,320 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2006. At December 31, 2006 the Company's net capital was $296,979. Net capital exceeded the minimum by $196,979.

SUPPLEMENTARY INFORMATION

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.779.8100 • Fax: 586.779.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2007, and the Schedules of Operations - Investment Banking, Schedules of Operations - Trading and Schedules of Operations - Bank Management Fund for the years ended December 31, 2007 and 2006 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 25, 2008

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

NET CAPITAL		
Total shareholders' equity		$ 1,531,353
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		1,531,353
Deductions And/Or Charges:		
Nonallowable assets:		
Fixed assets	$ 143,536	
Prepaid expenses	53,069	
Deposits	8,870	
Client receivables	954,819	
Total Deductions And/Or Charges		1,160,294
Net capital before haircuts on securities positions		371,059
Haircuts On Securities:		
Other securities	820	
Undue concentrations	1,919	2,739
Net Capital		$ 368,320
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition:		
Short-term payables	$ 48,440	
Accounts payable and accrued expenses	242,325	
Total Aggregate Indebtedness		$ 290,765
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 19,384
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 268,320
Excess Net Capital At 100%		$ 339,244
Ratio: Aggregate Indebtedness To Net Capital		.79 to 1

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2007

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2007	$ 663,872	$ 1,160,294	$ 1,824,166
Adjustment -			
Reclassify short equity sales	(2,050)	-	(2,050)
Assets Per Audited Financial Statements	$ 661,822	$ 1,160,294	$ 1,822,116

LIABILITIES AND CAPITAL	Allowable	Non-Allowable	Total
Liabilities per Donnelly Penman & Partners unaudited Focus Report at December 31, 2007	$ 292,815	$ -	$ 292,815
Adjustment -			
Reclassify short equity sales	(2,050)	-	(2,050)
Total Liabilities	290,765	-	290,765
Ownership Equity:			
Common stock	-	-	150,682
Additional paid-in capital	-	-	11,993
Retained earnings	-	-	1,368,676
Total Ownership Equity	-	-	1,531,351
Liabilities And Equity Per Audited Financial Statements	$ 290,765	$ -	$ 1,822,116

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2007	$ 368,320
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 368,320

See auditor's report on supplementary information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
February 25, 2008

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - INVESTMENT BANKING
For The Years Ended December 31, 2007 And 2006

	2007	2006
Professional Services Billed	$ 9,058,764	$ 3,854,153
Operating Expenses:		
Leased employee costs	7,318,672	2,880,471
Pension and profit sharing	255,373	327,065
Rent	164,606	158,368
Professional services	118,418	76,408
Fringe benefits	102,495	96,791
Travel	91,219	89,151
Research	58,016	58,469
Automobile expenses	50,690	34,519
Telephone	46,674	31,754
Outside services	46,532	18,344
Dues and subscriptions	36,829	30,590
Marketing and promotion	36,353	38,655
Depreciation	30,355	38,135
Training and continuing education	26,140	26,243
Office supplies and expense	25,787	36,615
Leased equipment	17,880	6,039
Client relations	16,550	8,467
Licenses	15,806	5,871
Meals and entertainment	14,994	12,800
Postage and delivery	12,429	11,856
Retirement plan expenses	11,947	6,768
Single business tax	10,117	12,489
Utilities	8,933	7,628
Insurance - other	6,560	9,241
Repairs and maintenance	5,417	2,979
Parking expense	5,314	755
Taxes - personal property	4,853	3,486
Interest	2,807	3,699
Computer supplies	2,148	2,097
Charitable contributions	700	200
Recruiting	639	1,707
Bank service charge	604	1,017
Subtotal	8,545,857	4,038,677

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - INVESTMENT BANKING (CONTINUED)
For The Years Ended December 31, 2007 And 2006

	2007	2006
Operating Expenses - Carried Forward	8,545,857	4,038,677
Less: Client Reimbursements	(194,544)	(151,446)
Total Operating Expenses - Net	8,351,313	3,887,231
Operating Income (Loss)	707,451	(33,078)
Other Income (Expense):		
Miscellaneous Income	40,012	-
Interest income	467	566
Loss on disposal of fixed assets	(3,365)	(20,991)
Total Other Income (Expense) - Net	37,114	(20,425)
Net Income (Loss)	$ 744,565	$ (53,503)

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - TRADING
For The Years Ended December 31, 2007 And 2006

	2007	2006
Income:		
Trading commissions	$ 50,438	$ 46,578
Investment income	72,332	70,443
Total Income	122,770	117,021
Operating Expenses:		
Leased employee	62,921	54,779
NASD fees	14,530	11,418
Trading fees	13,726	22,474
Pension and profit sharing	5,490	5,026
Telephone and cable	3,972	3,158
Lease	3,953	3,952
Depreciation	938	1,023
Supplies	616	140
Insurance	583	618
Travel and entertainment	560	594
Fringe benefits	442	348
Outside services	216	-
Postage	115	266
Taxes	43	226
Total Operating Expenses	108,105	104,022
Net Income	$ 14,665	$ 12,999

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - BANK MANAGEMENT FUND
For The Years Ended December 31, 2007 And 2006

	2007	2006
Income -		
Management fees	$ 446,300	$ 310,300
Operating Expenses:		
Leased employee	200,943	155,367
Research	23,782	17,388
Travel	19,009	19,522
Pension and profit sharing	18,089	12,935
Insurance	13,282	12,984
Rent	6,030	6,500
Training and continuing education	5,469	5,887
Professional services	4,785	3,489
Telephone and cable	3,680	4,463
Outside services	1,846	5,018
Licenses and fees	1,455	1,851
Meals	1,141	495
Utilities	970	561
Office supplies and expense	908	6,780
Depreciation	897	-
Postage	716	1,788
Bank service charge	47	193
Dues and subscriptions	39	100
Subtotal	303,088	255,321
Less: Client Reimbursements	(46,433)	(37,193)
Total Operating Expenses - Net	256,655	218,128
Net Income	$ 189,645	$ 92,172

END

See auditor's report on supplementary information.